Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

November 10, 2021

SPEAKING NOTES FOR LEADERS TRAVEL DECK

•	Maersk Drilling and Noble have entered into an agreement to combine

•	This will create a world class driller with the scale, capabilities and experience to provide the best service this industry has ever seen.

•	The announcement has been communicated to the stock exchange, to media and internally.

•	The agreement is a primarily all-stock transaction where ownership will be distributed with approximately 50% each to current Maersk Drilling and Noble shareholders.

•	The deal has been unanimously approved the Boards of both companies and is supported by the major shareholders on each side, including A.P. Møller Holding.

•	The combined company will be named Noble Corporation and the corporate headquarters will be placed in Sugar Land, Texas – a suburb of Houston, the world’s energy capital.

•	The CEO will be the current CEO of Noble, Robert Eifler.

•	Each company will appoint three members to the future Board of Directors. Robert Eifler will also be a board member.

•	Houston will also serve as one of the company’s three main operational hubs. The North Sea Harsh Environment operational hub will be placed in Stavanger.

•	This will impact the Maersk Drilling organisation, but in many cases there are no clear answers yet, since further examinations are necessary to make any decisions on people impact.

•	One thing is clear – all offshore employees will have the opportunity to remain with the combined company to contribute with their skills and experience.

•	We also know that Stavanger will become a critical location for the operations of the combined company, and that the combined company will have a clear interest in keeping the best from Maersk Drilling’s onshore support set-up.

•	With the headquarters placed in Texas, a natural consequence is that the footprint in Denmark is expected to become significantly smaller over time.

•	But it is important to stress that any organisational impact will not happen right now, but at a later stage. No redundancies related to the transaction are expected until the transaction has been completed.

•	By combining Maersk Drilling with Noble, we will create a world class offshore driller.

•	The two companies have complementary core values, a strong focus on operational excellence and an unwavering commitment to safety.

•	The combined fleet of 39 rigs will be one of the largest, youngest and highest-spec in the industry, present in the most attractive offshore regions.

•	When joining forces, we will possess the best people in the industry and unmatched experience within deepwater and harsh environment drilling.

•	Noble adds 100 years of drilling experience to Maersk Drilling’s 50 years. Noble started drilling onshore in the 1920s and their offshore experience goes back to the 1940s with the first-ever rigs to operate offshore the US Atlantic Coast.

•	The combined company will maintain a commitment to responsible drilling, including a continued focus on sustainability and innovation to support this.

•	All in all, this will significantly strengthen the customer proposition and create new and better opportunities for growth in an offshore market on its way to recovery.

•	The formal transaction structure is that all Maersk Drilling and Noble shareholders will get their shares exchanged for new shares in a new company registered in the UK. The shares will be split by approximately 50% each to Maersk Drilling and Noble shareholders.

•	This will happen when the transaction is completed. Until then, each company will continue to operate independently.

•	This is an important point to stress: Until the transaction is completed, we must ensure business continuity, and we are not allowed to coordinate in detail with Noble due to anti-trust laws. We are allowed to plan, but not to act.

•	The first major milestone in the transaction process is that an offer document must be presented to Maersk Drilling’s shareholders. This is expected to happen in the first half of 2022.

•	For the transaction to go through, the offer must be accepted by at least 80% of Maersk Drilling shareholders. This part of the process can take up to 10 weeks, depending on how quickly our many shareholders react.

•	At the same time, we will be working to obtain the necessary regulatory approvals from authorities in several countries. It is not possible to set a deadline for this part of the process, only to promise that it will be given a high priority.

•	Allowing for the uncertainties involved, the transaction is expected to be completed in mid-2022.

•	Following completion of the transaction, the transition to the new organisation will start immediately. The full integration process is expected to be completed within two years, in 2024.

•	Understandable that it will take time to digest this. 50 years of offshore drilling under the Maersk name is about to come to an end.

•	But the rationale for this deal is very sound. Consolidation is necessary for the long-term success of the industry. We are acting within the window of opportunity.

•	With the amazing dedication from all of Maersk Drilling, we have created a visionary, bold and highly competent driller that is a very attractive candidate for a merger.

•	There is no doubt we will face a challenging period. The period until completion of the deal will be tough.

•	Many of us will face uncertainty for quite a long time.

•	Yet faced with this, we have to uphold a safe and efficient operation. Care for each other and safeguard what Maersk Drilling has always stood for. In due time, we will be informed what the new organisational set-up will look like.

•	We need to stay fully engaged with the customers and deliver at the highest level. Safeguard operational excellence.

•	Onshore colleagues will be particularly challenged due to the uncertainty around what will happen. We must use the waiting period wisely – keep engaging with customers, keep winning contracts, ensure that our offshore colleagues continue to get the support they need in many different ways.

•	Stick to these four principles as our overall guidelines in the months to come:

•	Keep delivering the business

•	Focus on safe and efficient operations

•	Stay close to the customers

•	Take care of yourselves and each other

•	In the immediate future, we have sought to support additional opportunities for dialogue and sense-making. It is important that we all get an opportunity for such conversations with our colleagues and leaders.

•	We will have functional breakouts, information meetings and rig meetings to address the news.

•	Leaders will be available to talk and answer questions. Even though we may not have all the answers at this stage, you should never be afraid to ask.

•	In addition to this, our HR functions will be available for support if needed.

•	In the immediate future, both we and Noble will also engage with investors and media. You can expect to see our company in the news – probably especially if you are based in Denmark or Norway. If you receive any external inquiries yourself, please refer them to Communication.

•	Remember, even in a period with heightened attention towards our company, our main focus should be on delivering the business.

Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco will file a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.